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October 18, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Evan Ewing

Re:	EF Hutton Acquisition Corporation I
Amendment No. 1 to Registration Statement on Form S-4
Filed on July 21, 2023
File No. 333-272914

Dear Ms. Donahue and Mr. Ewing:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter dated August 2, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4 Amendment No. 1 filed with the Commission on July 21, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in italics-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Business Combination, page 59

1. Please update the background of the business combination section to discuss any material developments that have occurred after March 6, 2023, including any developments with respect to the Pipe Financing.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 61 of the Amended Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

October 18, 2023

Minimum Cash Closing Condition and Proposed PIPE Investment, page 127

2. We note your response to comment 3 and your revised disclosures on page 127 where you indicate that the “proposed PIPE Financing has been included in both the Maximum Redemption and No Redemption scenarios because management considers the PIPE Financing as probable.” As this statement appears inconsistent with your pro forma presentation, please revise your disclosures to indicate that the PIPE financing has not been included for pro forma purposes.

RESPONSE: The Company acknowledges the Staff’s comment and has removed any reference that management considers the PIPE Financing as probable. See revised disclosures on page 130 of the Amended Registration Statement.

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 or David Johnson of PAG Law at (862) 370-1731 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP